Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Fourth Quarter and Full Year 2020 Financial Results

Hong Kong, March 25, 2021 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•	Total revenues were US$17.0 million, representing a decrease of 68.3% from US$53.7 million in the fourth quarter of 2019.
•	Gross profit was US$5.3 million, representing a decrease of 71.7% from US$18.9 million in the fourth quarter of 2019.
•	Loss from operations was US$12.3 million, compared with income from operations of US$2.2 million in the fourth quarter of 2019.
•	Net loss was US$12.4 million, including share-based compensation of US$5.9 million, compared with net income of US$2.1 million in the fourth quarter of 2019.
•	Adjusted net loss (non-GAAP) was US$8.5 million, excluding share-based compensation of US$5.9 million, compared with an adjusted net income of US$2.1 million in the fourth quarter of 2019.
•	Adjusted EBITDA (non-GAAP) was negative US$7.9 million, compared with positive US$2.9 million in the fourth quarter of 2019

Full Year 2020 Financial Highlights

•	Total revenues were US$89.6 million, representing a decrease of 43.4% from US$158.4 million in 2019.
•	Gross profit was US$28.3 million, representing a decrease of 56.4% from US$64.9 million in 2019.
•	Loss from operations was US$63.0 million, compared with income from operations of US$5.5 million in 2019.
•	Net loss was US$63.4 million, including share-based compensation of US$50.6 million, compared with net income of US$5.2 million in 2019, including share-based compensation of US$0.2 million.
•

Adjusted net loss (non-GAAP) was US$17.7 million, excluding share-based compensation of US$50.6 million, compared with an adjusted net income of US$5.4 million in 2019, excluding share-based compensation of US$0.2 million.

•	Adjusted EBITDA (non-GAAP) was negative US$15.0 million, compared with positive US$8.9 million in 2019

Fourth Quarter and Full Year 2020 Operational Highlights

•

Total data consumed in the fourth quarter through the Company’s platform was 37,553 terabytes (3,649 terabytes the Company procured and 33,904 terabytes our business partners procured) representing a decrease of 7.1% from 40,428 terabytes in the fourth quarter of 2019. Total data consumed through the Company’s platform in 2020 was 193,467 terabytes (19,286 terabytes the Company procured and 174,181 terabytes our business partners procured), representing an increase of 113.5% from 90,603 terabytes in 2019.

•

Average daily active terminals in the fourth quarter were 206,400 (3,006 owned by the Company and 203,394 that are not), representing a decrease of 17.6% from 250,491 in the fourth quarter of 2019. 66.5% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 33.5% of daily active terminals was from uCloudlink 1.0 international data connectivity services during the fourth quarter of 2020. Average daily active terminals were 246,618, (8,647 owned by the Company and 237,971 that are not), representing an increase of 31.3% from 187,781 in 2019. 69.5% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 30.5% of daily active terminals was from uCloudlink 1.0 international data connectivity services during 2020. Average daily data usage per terminal was 2.01 GB in December 2020.

•

As of December 31, 2020, we had served 2,150 business partners in 49 countries and regions. We had 153 patents with 74 approved and 79 pending approval, while our pool of SIM cards was from 209 MNOs globally as of December 31, 2020.

Executive Commentary

“Despite 2020 being a challenging year, we demonstrated resilience and agility amidst uncertainties during the COVID-19 pandemic, culminating in fourth quarter revenue of US$17.0 million, in line with our quarterly budget. In the Chinese market, the establishment of a strategic partnership with Shenzhen Branch of China United Network Communications Group Co., Ltd. was an important development for our local business which we expect will help us broaden our user base more quickly and efficiently. We further invested in Beijing Huaxiang Lianxin Technology Co., Ltd. which is one of the licensed mobile virtual network operators (MVNOs) in Mainland China. As we look to proactively expand and enhance our PaaS and SaaS platform ecosystem and join new industry business partners in various aspects of IoT applications, we signed a milestone strategic cooperation framework agreement with China Vehicle Interconnected Transport Capacity Technology Co., Ltd. (“CVITC”).

In the Japanese market, we cooperated with numerous partners and mobile network operators (MNOs), such as NTT, to further develop local mobile broadband services and strengthen our existing relationships, which contributed to continuous growth momentum. In US and European markets, we optimized our websites to enhance our GlocalMe brand e-commerce efforts as a part of our global expansion strategy. The recent launch of three GlocalMe products represents our efforts to offer more wide-ranging solutions in order to connect users worldwide. In the US, our GlocalMe brand had a 100% uptick in its traffic to its local e-commerce site and set a new record high of monthly registered users in its APP during the fourth quarter of 2020. We expect that widespread vaccination will help cross-border activities and international tourism recover, creating more new growth opportunities in 2021 with, for example, our uCloudlink 2.0 business,” said Chaohui Chen, Director and CEO of UCLOUDLINK.

“Looking ahead, we continue to focus on user experience and one way we are developing it is through our “Navigation + Electronic Toll Pass” service over mobile network via our hyper-connectivity technology through PaaS and SaaS platform. We are also looking to capture additional business opportunities, such as MNOs’ mobile broadband, improving network coverage for carriers and also elevating user experience. In addition, we are targeting opportunities related to network management, such as remote working and education and 5G opportunities for products and services. Our Cloud SIM technology, such as smart multi-network reselection technology which reduces network crossing time to milliseconds, is an accelerator of 5G cloud application and already for commercial use. We believe our technology is highly compatible with various application scenarios where high-quality connection is necessary, for example, internet of vehicles, autonomous driving, AR and VR, cargos and logistics and cloud computing. With “hyper-connectivity”, we are dedicated to crossing and connecting with all global networks and technical systems, improving the user experience by optimization of all layers including access, routing and application layers. We expect all above opportunities will further expand our PaaS and SaaS ecosystem. We will continue to form alliances and strengthen cooperation with MNOs, MVNOs and business partners globally, which will facilitate us to establish the leading technological position of our PaaS and SaaS platform during the 5G cloud era.”

“We took decisive action over the past 12 months to improve operational efficiency and strategically invest in R&D where our solutions better fit the needs of our users and business partners. We undertook comprehensive cost control measure to offset any negative impact from COVID-19. We continued to be steady in our business operations with improved development of our uCloudlink 2.0 business during 2020. The percentage of uCloudlink 2.0 daily active terminals (DAT) of total daily active terminals, has been increased to 67% in the fourth quarter of 2020 compared to 50% in the fourth quarter of 2019. We also further upgraded our PaaS and SaaS platform services and saw our service gross margin increased from 37% in the third quarter of 2020 to 41% in the fourth quarter of 2020,” said Yimeng Shi, CFO of UCLOUDLINK. “We will continue to increase investment in R&D, and sales and marketing to improve operational efficiency and expansion capabilities for future growth. Also, we will be enhancing our supply chain management to continuously improve product quality. We are also focused on improving and optimizing our revenue and cost structures, elevating management systems, as well as standardizing and systemizing processes. We believe all above business opportunities and optimizing efficiency measures will facilitate the delivery of our 2021 guidance.”

Fourth Quarter 2020 Financial Results

Revenues

Total Revenues were US$17.0 million, representing a decrease of 68.3% from US$53.7 million in the same period of 2019.

•

Revenues from services were US$9.0 million, representing a decrease of 63.3% from US$24.6 million in the same period of 2019. This decrease was primarily attributable to the decrease in revenues from international data connectivity services and PaaS and SaaS services to certain extent, mainly because of the continuous and prolonged impact of COVID-19 which resulted in international travel bans.

•

Revenues from data connectivity services were US$7.0 million, representing a decrease of 66.3% from US$20.7 million in the same period of 2019. The decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$19.2 million in the fourth quarter of 2019 to US$5.8 million in the fourth quarter of 2020, and the decrease in revenues from local data connectivity services from US$1.5 million in the fourth quarter of 2019 to US$1.2 million in the fourth quarter of 2020. The decrease in revenues from international data connectivity services was mainly due to the prolonged negative impact from global travel bans as a result of the COVID-19 pandemic.

•

Revenues from PaaS and SaaS services were US$1.9 million, representing a decrease of 47.3% from US$3.5 million in the same period of 2019. This decrease was primarily due to the negative impact of COVID-19 on our business partners that use our PaaS and SaaS services to provide international data connectivity services.

•

Revenues from sales of products were US$8.0 million, representing a decrease of 72.5% from US$29.1 million in the same period of 2019, primarily due to the continuous negative impact of the COVID-19 pandemic during the fourth quarter of 2020.

•	Geographic Distribution

During the fourth quarter of 2020, we had 4.5% of total revenue coming from Mainland China, 46.5% of total revenue coming from Japan and 49.0% of total revenue coming from other countries and regions.

Cost of Revenues

Cost of revenues was US$11.7 million, representing a decrease of 66.4% from US$34.8 million in the same period of 2019. The decrease was attributable to decrease of cost of services and cost of products due to the decline of global travels as a result of the COVID-19 pandemic.

•	Cost of services was US$5.3 million, representing a decrease of 37.1% from US$8.4 million in the same period of 2019.
•	Cost of products sold was US$6.4 million, representing a decrease of 75.8% from US$26.4 million in the same period of 2019.

Gross Profit

Overall gross profit was US$5.3 million, or 31.4 % overall gross margin, compared to US$18.9 million, or 35.2% in the same period of 2019.

Our gross profit on services was US$3.7 million, or 41.2% gross margin related to services, compared to US$16.2 million, or 65.7% in the same period of 2019.

Our gross profit on sales of products was US$1.6 million, or 20.4% gross margin related to sales of products, compared to US$2.7 million, or 9.5% in the same period of 2019.

Operating Expenses

Total operating expenses were US$20.1 million, compared to US$16.7 million in the same period of 2019.

•

Research and development expenses were US$5.0 million, representing an increase of 45.3% from US$3.5 million in the same period of 2019. The increase was primarily due to an increase of US$1.2 million in share-based compensation expenses, and an increase of US$0.4 million in staff costs.

•

Sales and marketing expenses were US$5.5 million, representing a decrease of 22.3% from US$7.1 million in the same period of 2019. The decrease was primarily due to a decrease of US$0.6 million in staff costs related to cost control measures and policies for social security benefits and a decrease of US$2.2 million in promotion fees due to the impact of the COVID-19 pandemic on sales and marketing activities, partially offset by an increase of US$1.6 million in share-based compensation expenses.

•

General and administrative expenses were US$9.6 million, representing an increase of 56.8% from US$6.1 million in the same period of 2019. The increase was primarily due to an increase of US$3.1 million in share-based compensation expenses and an increase of US$0.6 million in professional service fees.

Loss from Operations

Loss from operations was US$12.3 million, compared with income from operations of US$2.2 million in the same period of 2019.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation and fair value gain/loss in other investment, net of tax, interest expense, depreciation and amortization, was negative US$7.9 million, compared to positive US$2.9 million in the same period of 2019.

Net Interest Expenses

Net interest expenses were US$0.01 million, compared to US$0.1 million net interest expenses in the same period of 2019.

Net Loss

Net loss was US$12.4 million including share-based compensation of US$5.9 million that were recognized upon vesting period, compared with net income of US$2.1 million in the same period of 2019.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation and the fair value gain/loss in other investment, was US$8.5 million, compared with an adjusted net income US$2.1 million in the same period of 2019.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.44 in the fourth quarter of 2020 and basic and diluted income per ADS was US$0.05 in the same period of 2019.

Cash and Cash Equivalents, Restricted Cash and Short-Term Deposits

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term deposits of US$30.4 million, compared to US$32.8 million as of September 30, 2020. The decrease was primarily due to outflow of US$5.5 million for operations, partially offset by US$3.1 million from bank borrowing in December 2020.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.4 million compared to US$0.9 million in the same period of 2019.

Full Year 2020 Financial Results

Revenues

Total Revenues were US$89.6 million, representing a decrease of 43.4% from US$158.4 million in 2019.

•

Revenues from services were US$46.2 million, representing a decrease of 49.3% from US$91.1 million in 2019. This decrease was primarily attributable to the decrease in revenues from international data connectivity services and PaaS and SaaS services to certain extent, mainly because of the continuous and prolonged impact of COVID-19 which resulted in international travel bans.

•

Revenues from data connectivity services were US$40.0 million, representing a decrease of 50.4% from US$80.5 million in 2019. The decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$78.0 million in 2019 to US$30.8 million in 2020, which was partially offset by the increase in revenues from local data connectivity services from US$2.5 million in 2019 to US$9.2 million in 2020. The decrease in revenues from international data connectivity services was mainly due to the prolonged negative impact of global travel bans as a result of the COVID-19 pandemic.

•

Revenues from PaaS and SaaS services were US$5.7 million, representing a decrease of 37.4% from US$9.1 million in 2019. This decrease was primarily due to the negative impact of COVID-19 on our partners that use our PaaS and SaaS services to provide international data connectivity services.

•	Revenues from sales of products were US$43.4 million, representing a decrease of 35.5% from US$67.3 million in 2019, primarily due to the continuous negative impact of COVID-19 pandemic during 2020.
•	Geographic Distribution

During 2020, we had 10.8% of total revenue coming from Mainland China, 53.1% of total revenue coming from Japan and 36.1% of total revenue coming from other countries and regions.

Cost of Revenues

Cost of revenues was US$61.3 million, representing a decrease of 34.5% from US$93.5 million in 2019. The decrease was attributable to decrease of cost of services and cost of products due to the decline of global travels as a result of the COVID-19 pandemic.

•	Cost of services was US$26.4 million, representing a decrease of 25.9% from US$35.6 million in 2019.
•	Cost of products sold was US$34.9 million, representing a decrease of 39.7% from US$57.9 million in 2019.

Gross Profit

Overall gross profit was US$28.3 million, or 31.6 % overall gross margin, compared to US$64.9 million, or 41.0% in 2019.

Our gross profit on services was US$19.8 million, or 42.8% gross margin related to services, compared to US$55.5 million, or 60.9% in 2019.

Our gross profit on sales of products was US$8.5 million, or 19.7% gross margin related to sales of products, compared to US$9.4 million, or 14.0% in 2019.

Operating Expenses

Total operating expenses were US$98.9 million, compared to US$59.7 million in 2019.

•

Research and development expenses were US$26.4 million, representing an increase of 74.5% from US$15.1 million in 2019. The increase was primarily due to an increase of US$13.7 million in share-based compensation expenses, partially offset by a decrease of US$2.2 million in staff costs related to internal control measures while optimizing R&D efficiency and policies for social security benefits.

•

Sales and marketing expenses were US$29.3 million, representing an increase of 20.1% from US$24.4 million in 2019. The increase was primarily due to an increase of US$14.0 million in share-based compensation expenses, partially offset by a decrease of US$2.7 million in staff costs related to cost control measures and policies for social security benefits and a decrease of US$5.6 million in marketing and promotion activities due to the COVID-19.

•

General and administrative expenses were US$43.2 million, representing an increase of 113.7% from US$20.2 million in 2019. The increase was primarily due to an increase of US$22.7 million in share-based compensation expenses and an increase of US$2.7 million in write down of accounts receivable, partially offset by a decrease of US$2.1 million in professional service fees.

Loss from Operations

Loss from operations was US$63.0 million, compared with income from operations of US$5.5 million in 2019.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation and fair value gain/loss in other investment, net of tax, interest expense, depreciation and amortization, was negative US$15.0 million, compared to positive US$8.9 million in 2019.

Net Interest Expenses

Net interest expenses were US$0.2 million, compared to US$0.2 million net interest expenses in 2019.

Net Loss

Net loss was US$63.4 million including share-based compensation of US$50.6 million that were recognized upon vesting period, compared with net income of US$5.2 million in 2019.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation and the fair value gain/loss in other investment, was US$17.7 million, compared with an adjusted net income US$5.4 million in 2019.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$2.49 in 2020 and basic and diluted income per ADS was US$0.10 in 2019.

Capital Expenditures (“CAPEX”)

CAPEX was US$1.7 million compared to US$2.8 million in 2019 due to COVID-19 pandemic.

Business Outlook

For the first quarter of 2021, UCLOUDLINK expects total revenues to be between US$17.0 million and US$17.5 million, representing a 47.8% to 49.3% decrease from the same period of 2020. For 2021, UCLOUDLINK expects total revenues to be between US$107.0 million and US$130.0 million, representing a 19.4% to 45.1% increase from that of 2020.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, particularly in light of the potential impact of COVID-19. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks with the full impact of the outbreak continuing to evolve. We will carefully monitor COVID-19 related factors such as the vaccines roll-out, the impact of which is difficult to analyze and predict, and subject to change.

Recent Development

We announced the latest developments and progress in the U.S. and China patent infringement disputes (reference our press release dated January 13, 2021). We also announced recent role changes for senior management. Shubao Pei, our Chief R&D Officer, assumed the role of Chief R&D Officer and Chief Supply Chain Officer, replacing Zhongqi Kuang in the latter role. These changes took effect on January 27, 2021. We also announced an investment in iQsim (open virtual SIM platform provider) in France (reference to our press release dated February 1, 2021).

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net (loss)/income and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net (loss)/income is defined as net (loss)/income excluding share-based compensation and fair value gain/loss in other investment. Adjusted EBITDA is defined as net (loss)/income excluding share-based compensation and fair value gain/loss in other investment, net of tax, interest expense, depreciation and amortization.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in (loss)/income from operations and net (loss)/income. The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value gain/loss in other investment have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net (loss)/income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 25, 2021 (8:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “uCloudlink Group Inc.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until April 1, 2021 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	10153320

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

In China:

UCLOUDLINK GROUP INC.
Bob Shen
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: UCL@tpg-ir.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of December 31,
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	37,320	21,989
Restricted cash	2,954	8,237
Short-term deposit	193	196
Accounts receivable, net	25,767	6,745
Inventories	10,518	5,847
Prepayments and other current assets	7,828	7,477
Other investments	-	19,185
Amounts due from related party	692	2,264
Total current assets	85,272	71,940
Non-current assets
Prepayments	-	2,116
Long-term investment	430	1,306
Other investments	-	17,824
Property and equipment, net	3,793	3,029
Intangible assets, net	602	1,039
Total non-current assets	4,825	25,314
TOTAL ASSETS	90,097	97,254

LIABILITIES
Current liabilities
Short term borrowings	6,659	3,704
Accrued expenses and other liabilities	21,319	25,742
Accounts payables	16,728	8,701
Amounts due to related party	1,022	1,503
Contract liabilities	1,925	889
Total current liabilities	47,653	40,539
Non-current liabilities
Other non-current liability	-	321
Total non-current liabilities	-	321
TOTAL LIABILITIES	47,653	40,860

MEZZANINE EQUITY
Series A redeemable convertible preferred shares	22,977	-
TOTAL MEZZANINE EQUITY	22,977	-

SHAREHOLDERS’ EQUITY
Pre-IPO ordinary shares	11	-
Class A ordinary shares	-	8
Class B ordinary shares	-	6
Additional paid-in capital	118,818	220,292
Accumulated other comprehensive income	706	(429)
Accumulated losses	(100,068)	(163,483)
TOTAL SHAREHOLDERS’ EQUITY	19,467	56,394
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	90,097	97,254

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Revenues	53,696	17,026	158,381	89,569
Revenues from services	24,552	9,013	91,110	46,150
Sales of products	29,144	8,013	67,271	43,419
Cost of revenues	(34,802)	(11,680)	(93,463)	(61,264)
Cost of services	(8,420)	(5,300)	(35,594)	(26,392)
Cost of products sold	(26,382)	(6,380)	(57,869)	(34,872)
Gross profits	18,894	5,346	64,918	28,305
Research and development expenses	(3,463)	(5,033)	(15,108)	(26,359)
Sales and marketing expenses	(7,028)	(5,464)	(24,367)	(29,261)
General and administrative expenses	(6,112)	(9,584)	(20,224)	(43,221)
Other income, net	(92)	2,462	290	7,554
Income/(loss) from operations	2,199	(12,273)	5,509	(62,982)
Interest income	24	3	193	37
Interest expenses	(102)	(14)	(438)	(285)
Income/(loss) before income tax	2,121	(12,284)	5,264	(63,230)
Income tax expense	(57)	(98)	(57)	(185)
Net income/(loss)	2,064	(12,382)	5,207	(63,415)
Accretion of Series A Preferred Shares	(635)	-	(2,540)	(1,293)
Income allocation to participating preferred shareholders	(159)	-	(296)	-
Attributable to:
Equity holders of the Company	1,270	(12,382)	2,371	(64,708)
Non-controlling interests	-	-	-	-

Earnings/(loss) per share for Class A and Class B ordinary shares
Basic	0.01	(0.04)	0.01	(0.25)
Diluted	0.01	(0.04)	0.01	(0.25)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	0.05	(0.44)	0.10	(2.49)
Diluted	0.05	(0.44)	0.10	(2.49)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	232,451,900	281,686,468	232,178,037	259,852,204
Diluted	232,451,900	281,686,468	232,178,037	259,852,204

Net income/(loss)	2,064	(12,382)	5,207	(63,415)
Other comprehensive income, net of tax
Foreign currency translation adjustment	492	(1,233)	32	(1,135)
Total comprehensive income/(loss)	2,556	(13,615)	5,239	(64,550)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Net cash generated from/(used in) operating activities	1,062	(5,526)	5,761	(2,038)
Net cash used in investing activities	(863)	(138)	(3,267)	(35,444)
Net cash generated from financing activities	4	2,792	1,528	26,685
Increase/(decrease) in cash, cash equivalents and restricted cash	203	(2,872)	4,022	(10,797)
Cash, cash equivalents and restricted cash at beginning of the period/year	39,850	32,567	36,627	40,274
Effect of exchange rates on cash, cash equivalents and restricted cash	221	531	(375)	749
Cash, cash equivalents and restricted cash at end of the period/year	40,274	30,226	40,274	30,226

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss)
Net income/(loss)	2,064	(12,382)	5,207	(63,415)
Add: share-based compensation	-	5,883	169	50,607
Less: fair value gain in other investments	-	(2,036)	-	(4,909)
Adjusted net income/(loss)	2,064	(8,535)	5,376	(17,717)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
Net income/(loss)	2,064	(12,382)	5,207	(63,415)
Add:
Interest expense	102	14	438	285
Income tax expenses	57	98	57	185
Depreciation and amortization	690	556	3,044	2,268
EBITDA	2,913	(11,714)	8,746	(60,677)
Add: share-based compensation	-	5,883	169	50,607
Less: fair value gain in other investments	-	(2,036)	-	(4,909)
Adjusted EBITDA	2,913	(7,867)	8,915	(14,979)